UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q ☐ Form 10-D ☐ Form N-CEN
           ☐ Form N-CSR

For Period Ended:	March 31, 2025
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Broadway Financial Corporation

Full Name of Registrant

N/A

Former Name if Applicable

4601 Wilshire Boulevard, Suite 150

Address of Principal Executive Office (Street and Number)

Los Angeles, California, 90010

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Broadway Financial Corporation (the “Company,” the “Registrant,” “our” or “we”) is unable to file, without unreasonable effort and expense, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 (the “Form 10-Q”) within the time period prescribed. While the Company has substantially completed the preparation of the Form 10-Q, it requires additional time to determine the value of a recently executed Securities Purchase Option Agreement (the “Option Agreement”) with respect to its Series C Preferred Stock issued to the U.S. Treasury under the Emergency Capital Investment Program. In the Option Agreement, the U.S. Treasury grants the Registrant the right repurchase the Series C Preferred Stock during the first 15 years following its issuance. The purchase price of the Series C Preferred Stock under the Option Agreement is based on a formula and could represent a discount from its liquidation amount if the Registrant meets the criteria set forth in the Option Agreement.

As a result of this delay, the Company requires additional time to fully complete its review of the financial statements for the quarter ended March 31, 2025 for adequate disclosure of the information required to be included in the Form 10-Q. The Registrant expects to complete its valuation of the Option Agreement and intends to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Zack Ibrahim	(202)	243-7115

(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     ☒Yes  ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒  Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Previously, on April 28, 2025, the Company reported net loss of $451 thousand for the quarter ended March 31, 2025. Due to changes in accounting treatment in connection with a $1.9 million loss incurred from wire fraud, which will result in a corresponding gain if recovered, the Company now expects a net loss of $1.9 million for the quarter ended March 31, 2025 compared to net loss of $164 thousand for the quarter ended March 31, 2024. This preliminary financial information is subject to the Company’s completion of the Company’s financial closing procedures and issuance of its financial statements as of and for the quarter ended March 31, 2025.

Forward-Looking Statements

This filing contains a number of forward-looking statements.  Words such as “expects,” “intends,” “will” and similar future or conditional expressions are intended to identify forward-looking statements.  These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the Company’s valuation of the Option Agreement, the filing of the Form 10-Q, and the preliminary financial information for the quarter ended March 31, 2025.  These forward-looking statements are not guarantees of future events or results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control.  Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Registrant’s financial reporting.  We disclaim and do not undertake any obligation to update or revise any forward-looking statement herein, except as required by applicable law or regulation.

Broadway Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2025	By:	/s/ Zack Ibrahim

Zack Ibrahim
Executive Vice President and Chief Financial Officer